EXHIBIT 99.1

Endeavour Silver Announces Q1 2023 Financial Results; Earnings Call at 10AM PDT (1PM EDT) Today

VANCOUVER, British Columbia, May 10, 2023 (GLOBE NEWSWIRE) --  Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce its financial and operating results for the three months ended March 31, 2023. All dollar amounts are in US dollars (US$).

“We are pleased to report a solid start this year with consolidated production expected to meet full year guidance,” stated Dan Dickson, CEO of Endeavour Silver. “Guanacevi continues to perform well, generating strong operating cash flow which we are reinvesting in the business. Industry-wide inflation pressures continue to persist, which combined with a strengthening Mexican Peso, are increasing our operating costs. We are working to manage our inputs in order to offset these cost pressures as we pursue productivity and efficiency initiatives.

Added Mr. Dickson, “On April 18, 2023, we reached a key milestone with the announcement of the project financing commitment of $120 million and a subsequent formal construction decision at Terronera. The successful execution of this underground mine development and mill is integral to achieving our growth goal to nearly double our production by 2025 and transform our cost profile. With a seasoned team of development personnel, we are moving forward confidently and look forward to establishing an exciting future for our stakeholders.”

Q1 2023 Highlights

  Production Tracking Towards Upper Range of Guidance: 1,623,545 ounces (oz) of silver and 9,342 oz of gold for 2.4 million oz silver equivalent (AgEq)(1).
  Revenue: $55.5 million from the sale of 1,667,408 oz of silver and 9,126 oz of gold at average realized prices of $23.16 per oz silver and $1,917 per oz gold.
  Reduced Earnings Due to Lower Realized Prices: $6.5 million, or $0.03 per share, down 45% from Q1 2022. Earnings Before Interest, Taxes, Depreciation & Amortization (EBITDA)(2) of $19.4 million, a decrease of 24% from Q1 2022.
  Cash Flow: $12.5 million in operating cash flow before working capital changes(2), a decrease of 39% from Q1 2022. Mine operating cash flow before taxes(2) also decreased to $22.4 million.
  Higher Costs Due to Strengthened Peso and Industry-Wide Inflation: Cash costs(2) of $11.12 per oz payable silver and all-in sustaining costs(2) of $20.16 per oz payable silver, net of gold credits. Cash costs(2) were slightly above guidance due to a strengthening of the Mexican Peso and increased labour, power and consumables costs. Management continues to work diligently to reduce costs and improve efficiencies where possible.
  Healthy Balance Sheet: Cash position of $61.6 million and working capital(2) of $92.8 million. Cash decreased as funds were spent on development activities at Terronera.

Subsequent to Q1 2023

  Company Secures Project Financing and Updates Development Plans for Terronera: Societe Generale and ING Bank N.V. have entered into a commitment letter for a Senior Secured Debt Facility of $120 million. The Company has optimized the project’s operating flexibility from the NI 43-101 Feasibility Study of the Terronera Project filed in 2021. The Revised scenario approves the construction of a 2,000 tpd process plant with an initial capital expenditure of $230 million (see news release dated April 18, 2023).
  Terronera De-risked with over $58 million Invested to date into Development: The Board of Directors has approved the construction of an underground mine and mill at Terronera. The Company has made significant progress on development activities, with long-lead item procurement well advanced and a seasoned team of development personnel established on the ground (see news release dated April 20, 2023).

Financial Overview (see appendix for consolidated financial statements)

Q1 2023 Highlights	Three Months Ended March 31
	2023	2022	% Change
Production
Silver ounces produced	1,623,545	1,314,955	23%
Gold ounces produced	9,342	8,695	7%
Payable silver ounces produced	1,608,212	1,303,540	23%
Payable gold ounces produced	9,184	8,549	7%
Silver equivalent ounces produced(1)	2,370,905	2,010,555	18%
Cash costs per silver ounce(2)(3)	11.12	10.21	9%
Total production costs per ounce(2)(4)	15.43	15.13	2%
All-in sustaining costs per ounce(2)(5)	20.16	20.90	(4%)
Processed tonnes	211,073	206,147	2%
Direct operating costs per tonne(2)(6)	132.11	122.86	8%
Direct costs per tonne(2)(6)	169.49	148.53	14%
Silver co-product cash costs(7)	14.93	15.18	(2%)
Gold co-product cash costs(7)	1,236	1,226	1%
Financial
Revenue ($ millions)	55.5	57.7	(4%)
Silver ounces sold	1,667,408	1,717,768	(3%)
Gold ounces sold	9,126	8,381	9%
Realized silver price per ounce	23.16	24.38	(5%)
Realized gold price per ounce	1,917	1,970	(3%)
Net earnings (loss) ($ millions)	6.5	11.7	(45%)
Adjusted net earnings (loss)(11)($ millions)	9.6	17.0	44%
Mine operating earnings ($ millions)	16.0	20.3	(21%)
Mine operating cash flow before taxes ($ millions)(8)	22.4	26.7	(16%)
Operating cash flow before working capital changes(9)	12.5	20.6	(39%)
EBITDA(10)($ millions)	19.4	25.6	(24%)
Working capital(12)($ millions)	92.8	168.4	(45%)
Shareholders
Earnings (loss) per share – basic ($)	0.03	0.07	(57%)
Adjusted earnings (loss) per share – basic ($)(11)	0.05	0.10	49%
Operating cash flow before working capital changes per share(9)	0.07	0.12	(45%)
Weighted average shares outstanding	190,274,768	171,557,220	11%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

For the three months ended March 31, 2023, revenue, net of $0.6 million of smelting and refining costs, decreased by 4% to $55.5 million (Q1 2022: $57.7 million).

Gross sales of $56.1 million in Q1 2023 represented a 4% decrease over the $58.4 million in Q1 2022. Silver oz sold decreased by 3%, due to a decrease in finished goods silver ounces available for sale as at December 31, 2022 compared to December 31, 2021, offset by increased silver production.   There was a 5% decrease in the realized silver price, resulting in an 8% decrease in proceeds from silver sales. Gold oz sold increased by 9% with a 3% decrease in the realized gold price, resulting in a 6% increase in proceeds from gold sales. During the period, the Company sold 1,667,408 oz silver and 9,126 oz gold for realized prices of $23.16 and $1,917 per oz, respectively, compared to Q1 2022 sales of 1,717,768 oz silver and 8,381 oz gold for realized prices of $24.38 and $1,970 per oz, respectively. In Q1 2023, London spot prices for silver and gold averaged $22.55 and $1,890, respectively.

The Company slightly decreased its finished goods silver inventory and slightly increased its finished goods gold inventory to 471,069 oz and 1,766 oz, respectively, at March 31, 2023 compared to 530,250 oz silver and 1,707 oz gold at December 31, 2022. The cost allocated to these finished goods was $7.4 million at March 31, 2023 compared to $6.1 million at December 31, 2022. At March 31, 2023, the finished goods inventory fair market value was $14.7 million, compared to $15.8 million at December 31, 2022.

After cost of sales of $39.54 million (Q1 2022 - $37.4 million), an increase of 6%, mine operating earnings were $16.0 million (Q1 2022 - $20.3 million). The cost of sales in Q1, 2023 was impacted by a strengthened Mexican peso, higher labour, power and consumables costs as the Company, as well as the industry, has experienced significant inflationary pressures. The Company also recognized increased royalty costs during Q1, 2023 compared to the prior period as a higher percentage of the production at Guanacevi has come from the El Curso and El Porvenir concessions, which are subject to royalties.

The Company had operating earnings of $6.9 million (Q1 2022: $12.6 million) after exploration and evaluation costs of $4.2 million (Q1 2022: $3.2 million) and general and administrative costs of $4.9 million (Q1 2022: $4.3 million. Exploration and evaluation costs increased primarily to additional spending on the recently acquired Pitarrilla project and general and administrative costs increased primarily due to investment in a new ERP system.

Earnings before income taxes were $12.5 million (Q1 2022: $18.9 million) after finance costs of $0.4 million (Q1 2022: $0.3 million), a foreign exchange gain of $1.9 million (Q1 2022: $0.8 million), and investment and other income of $4.0 million (Q1 2022: $5.8 million). The increase in the foreign exchange gain is due to the strengthening of the Mexican peso which increases the value of peso denominated working capital items. The investment and other income during Q1 2023 primarily resulted from an unrealized gain on marketable securities and warrants of $3.1 million (Q1 2022: $5.4 million).

The Company realized net earnings for the period of $6.5 million (Q1 2022: $11.7 million) after an income tax expense of $6.1 million (Q1 2022: $7.2 million).   Current income tax expense increased to $4.4 million (Q1 2022 - $1.0 million) and deferred income taxes decreased to $1.7 million (Q1, 2022: $6.2 million).During 2022, the changes in current and deferred taxes were driven primarily by the utilization of loss carryforwards at Guanacevi and during 2023 there were no further loss carryforwards available to offset against current income tax and changes in deferred income taxes was primarily derived from changes in temporary timing differences between deductions for accounting versus deductions for tax.

Direct operating costs(2) on a per tonne basis increased to $132.11, up 8% compared with Q1 2022 due to both a strengthening of the Mexican peso and higher operating costs at both Guanaceví and Bolanitos from increased inflationary pressure during 2022 and Q1 2023. As the Mexican peso strengthens, the Company’s Mexican peso denominated costs are increased in US dollar terms. Guanaceví and Bolañitos have seen increased labour, power and consumable costs.

Consolidated cash costs per oz, net of by-product credits, increased to $11.12 primarily due to the higher direct costs per tonne slightly offset by a higher gold credit driven by higher gold production compared to Q1 2022. AISC decreased by 4% on a per oz basis compared to Q1 2022 as a result of costs being allocated over increased ounces produced which offset the increased costs.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Galina Meleger, VP of Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or by email at gmeleger@edrsilver.com

Conference Call

A conference call to discuss the Company’s Q1 2023 financial results will be held today at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Wednesday, May 10, 2023 at 10:00 a.m. PT / 1:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610 Local or International +1-604-638-5340 Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free)
+1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 0037#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing construction of the Terronera project and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger,
Vice President of Investor Relations
Tel: (877) 685 - 9775
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the March 31, 2023 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the March 31, 2023 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital

Expressed in thousands US dollars	As at March 31, 2023	As at December 31, 2022

Current assets	$138,862	$146,333
Current liabilities	46,049	52,749
Working capital	$92,813	$93,584

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands US dollars	Three Months Ended March 31
(except for share numbers and per share amounts)	2023	2022
Net earnings (loss) for the period per financial statements	$6,456	$11,662
Change in fair value of investments	3,097	5,357
Adjusted net earnings (loss)	$9,553	$17,019
Basic weighted average share outstanding	190,274,768	171,557,220
Adjusted net earnings (loss) per share	$0.05	$0.10

Reconciliation of Mine Operating Cash Flow Before Taxes
Expressed in thousands US dollars	Three Months Ended March 31
	2023	2022
Mine operating earnings per financial statements	$16,025	$20,269
Share-based compensation	132	127
Amortization and depletion	6,253	6,306
Mine operating cash flow before taxes	$22,410	$26,702

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share
Expressed in thousands US dollars	Three Months Ended March 31
(except for per share amounts)	2023	2022
Cash from (used in) operating activities per financial statements	($401)	$21,733
Net changes in non-cash working capital per financial statements	(12,902)	1,114
Operating cash flow before working capital changes	$12,501	$20,619
Basic weighted average shares outstanding	190,274,768	171,557,220
Operating cash flow before working capital changes per share	$0.07	$0.12

Reconciliation of EBITDA and Adjusted EBITDA
Expressed in thousands US dollars	Three Months Ended March 31
	2023	2022
Net earnings (loss) for the period per financial statements	$6,456	$11,662
Depreciation and depletion – cost of sales	6,253	6,306
Depreciation and depletion – exploration	278	107
Depreciation and depletion – general & administration	62	48
Depreciation and depletion – care & maintenance	-	30
Finance costs	259	177
Current income tax expense	4,445	1,015
Deferred income tax expense	1,676	6,222
EBITDA	$19,429	$25,567
Share based compensation	1,625	1,527
Change in fair value of investments	3,097	5,357
Adjusted EBITDA	$24,151	$32,451
Basic weighted average shares outstanding	190,274,768	171,557,220
Adjusted EBITDA per share	$0.13	$0.19

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands US dollars	Three Months Ended March 31, 2023			Three Months Ended March 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	18,145	8,371	26,516	17,884	8,837	26,721
Smelting and refining costs included in net revenue	-	656	656	-	654	654
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Closing finished goods	4,848	1,063	5,911	7,908	2,995	10,903
Direct operating costs	18,040	9,845	27,885	15,699	9,629	25,328
Royalties	6,471	64	6,535	4,234	83	4,317
Special mining duty (1)	1,270	85	1,355	731	244	975
Direct costs	25,781	9,994	35,775	20,664	9,956	30,620
By-product gold sales	(8,433)	(9,064)	(17,497)	(5,022)	(11,488)	(16,510)
Opening gold inventory fair market value	2,740	354	3,094	1,900	4,784	6,684
Closing gold inventory fair market value	(2,500)	(995)	(3,495)	(3,724)	(3,763)	(7,487)
Cash costs net of by-product	17,588	289	17,877	13,818	(511)	13,307
Amortization and depletion	3,474	2,779	6,253	3,910	2,396	6,306
Share-based compensation	66	66	132	63	64	127
Opening finished goods depreciation and depletion	(862)	(60)	(922)	(1,965)	(635)	(2,600)
Closing finished goods depreciation and depletion	1,115	355	1,470	1,689	897	2,586
Total production costs	$21,381	$3,429	$24,810	$17,515	$2,211	$19,726

	Three Months Ended March 31, 2023			Three Months Ended March 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	102,375	108,698	211,073	101,253	104,894	206,147
Payable silver ounces	1,435,604	172,608	1,608,212	1,130,448	173,092	1,303,540

Cash costs per silver ounce	$12.25	$1.67	$11.12	$12.22	($2.95)	$10.21
Total production costs per ounce	$14.89	$19.87	$15.43	$15.49	$12.77	$15.13
Direct operating costs per tonne	$176.21	$90.57	$132.11	$155.05	$91.80	$122.86
Direct costs per tonne	$251.83	$91.94	$169.49	$204.08	$94.91	$148.53

Expressed in thousands US dollars	March 31, 2023			March 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Closing finished goods	4,848	1,063	5,911	7,908	2,995	10,903
Closing finished goods depletion	1,115	355	1,470	1,689	897	2,586
Finished goods inventory	$5,963	$1,418	$7,381	$9,597	$3,892	$13,489

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands US dollars	Three Months Ended March 31, 2023			Three Months Ended March 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$17,588	$289	$17,877	$13,818	($511)	$13,307
Operations share-based compensation	66	66	132	63	64	127
Corporate general and administrative	2,616	878	3,494	2,067	876	2,943
Corporate share-based compensation	1,019	342	1,361	917	389	1,306
Reclamation - amortization/accretion	79	62	141	65	53	118
Mine site expensed exploration	379	313	692	352	250	602
Intangible payments	-	-	-	29	12	41
Equipment loan payments	245	487	732	245	489	734
Capital expenditures sustaining	5,690	2,301	7,991	5,646	2,426	8,072
All-In-Sustaining Costs	$27,682	$4,738	$32,420	$23,202	$4,048	$27,250
Growth exploration and evaluation			3,063			2,413
Growth capital expenditures			12,726			4,925
All-In-Costs			$48,209			$34,588

	Three Months Ended March 31, 2023			Three Months Ended March 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	102,375	108,698	211,073	101,253	104,894	206,147
Payable silver ounces	1,435,604	172,608	1,608,212	1,130,448	173,092	1,303,540
Silver equivalent production (ounces)	1,774,964	595,941	2,370,905	1,412,010	598,545	2,010,555

Sustaining cost per ounce	$19.28	$27.45	$20.16	$20.52	$23.39	$20.90
All-In-costs per ounce			$29.98			$26.53

Expressed in thousands US dollars	Three Months Ended March 31
	2023	2022
Mine site expensed exploration	$692	$602
Growth exploration and evaluation	3,063	2,413
Total exploration and evaluation	3,755	3,015
Exploration depreciation and depletion	278	107
Exploration share-based compensation	131	94
Exploration and evaluation expense	$4,164	$3,216

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands US dollars	Three Months Ended March 31
	2023	2022
Capital expenditures sustaining	$7,991	$8,072
Growth capital expenditures	12,726	4,925
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$20,717	$12,997

Reconciliation of Silver Co-Product Cash Costs and Gold Co-Product Cash Costs

Expressed in thousands US dollars	Three Months Ended March 31, 2023			Three Months Ended March 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$18,145	$8,371	$26,516	$17,884	$8,837	$26,721
Smelting and refining costs included in net revenue	-	656	656	-	654	654
Royalties	6,471	64	6,535	4,234	83	4,317
Special mining duty (1)	1,270	85	1,355	731	244	975
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Closing finished goods	4,848	1,063	5,911	7,908	2,995	10,903
Direct costs	$25,781	$9,994	$35,775	$20,664	$9,956	$30,620

	Three Months Ended March 31, 2023			Three Months Ended March 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Silver production (ounces)	1,439,924	183,621	1,623,545	1,133,850	181,105	1,314,955
Average realized silver price ($)	23.16	23.16	23.16	24.38	24.38	24.38
Silver value ($)	33,351,084	4,252,974	37,604,058	27,643,263	4,415,340	32,058,603

Gold production (ounces)	4,188	5,154	9,342	3,477	5,218	8,695
Average realized gold price ($)	1,917	1,917	1,917	1,970	1,970	1,970
Gold value ($)	8,029,524	9,881,606	17,911,130	6,849,690	10,279,460	17,129,150

Total metal value ($)	41,380,608	14,134,580	55,515,189	34,492,953	14,694,800	49,187,753
Pro-rated silver costs (%)	81%	30%	68%	80%	30%	65%
Pro-rated gold costs (%)	19%	70%	32%	20%	70%	35%

Pro-rated silver costs ($)	20,778	3,007	24,233	16,560	2,991	19,957
Pro-rated gold costs ($)	5,003	6,987	11,542	4,104	6,965	10,663

Silver co-product cash costs ($)	14.43	16.38	14.93	14.61	16.52	15.18
Gold co-product cash costs ($)	1,194	1,356	1,236	1,180	1,335	1,226

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands US dollars	Three Months Ended March 31
	2023	2022
Gross silver sales	$38,620	$41,884
Silver ounces sold	1,667,408	1,717,768
Realized silver price per ounces	$23.16	$24.38

Expressed in thousands US dollars	Three Months Ended March 31
	2023	2022
Gross gold sales	$17,497	$16,510
Gold ounces sold	9,126	8,381
Realized gold price per ounces	$1,917	$1,970

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, including anticipated terms and timing of the Debt Facility, estimated Project economics, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the completion of Societe Generale’s and ING’s due diligence requirements; the final terms of the Debt Facility and the Company’s ability to successfully drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on Project economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability of the Company to successfully secure a debt facility, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the Project’s forecasted economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended
	March 31,	March 31,
	2023	2022

Revenue	$ 55,461	$ 57,740

Cost of sales:
Direct production costs	26,516	26,721
Royalties	6,535	4,317
Share-based payments	132	127
Depreciation, depletion and amortization	6,253	6,306
	39,436	37,471

Mine operating earnings	16,025	20,269

Expenses:
Exploration and evaluation	4,164	3,216
General and administrative	4,917	4,297
Care and maintenance costs	-	190
	9,081	7,703

Operating earnings	6,944	12,566

Finance costs	400	298

Other income (expense):
Foreign exchange gain (loss)	1,889	811
Gain on asset disposal	62	-
Investment and other	4,082	5,820
	6,033	6,631

Earnings before income taxes	12,577	18,899

Income tax expense:
Current income tax expense	4,445	1,015
Deferred income tax expense	1,676	6,222
	6,121	7,237

Net earnings and comprehensive earnings for the period	$ 6,456	$ 11,662

Basic earnings per share based on net earnings	$ 0.03	$ 0.07
Diluted earnings per share based on net earnings	$ 0.03	$ 0.07

Basic weighted average number of shares outstanding	190,274,768	171,557,220
Diluted weighted average number of shares outstanding	192,295,971	174,438,202

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	March 31,	December 31,
	2023	2022

ASSETS

Current assets
Cash and cash equivalents	$61,650	$83,391
Other investments	13,132	8,647
Accounts and other receivables	15,610	13,136
Income tax receivable	1,861	4,024
Inventories	23,305	19,184
Prepaid expenses	22,304	16,951
Loans receivable	1,000	1,000
Total current assets	138,862	146,333

Non-current deposits	497	565
Non-current income tax receivable	3,570	3,570
Non-current other investments	-	1,388
Non-current IVA receivable	12,055	10,154
Non-current loans receivable	2,722	2,729
Right-of-use leased assets	809	806
Mineral properties, plant and equipment	243,430	233,892
Total assets	$401,945	$399,437

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$35,453	$39,831
Income taxes payable	4,677	6,616
Loans payable	5,607	6,041
Lease liabilities	312	261
Total current liabilities	46,049	52,749

Loans payable	7,329	8,469
Lease liabilities	786	812
Provision for reclamation and rehabilitation	8,766	7,601
Deferred income tax liability	14,620	12,944
Other non-current liabilities	1,020	968
Total liabilities	78,570	83,543

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued, issuable
and outstanding 191,276,399 shares (Dec 31, 2022 - 189,995,563 shares)	661,029	657,866
Contributed surplus	3,973	6,115
Retained earnings (deficit)	(341,627)	(348,087)
Total shareholders' equity	323,375	315,894
Total liabilities and shareholders' equity	$401,945	$399,437

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	Three months ended
	March 31,		March 31,
	2023		2022

Operating activities
Net earnings (loss) for the period	$6,456		$11,662

Items not affecting cash:
Share-based compensation	1,625		1,527
Depreciation, depletion and amortization	6,619		6,462
Deferred income tax expense (recovery)	1,676		6,222
Unrealized foreign exchange loss (gain)	1,095	-	(136)
Finance costs	400		298
Accretion of loans receivable	(93)		-
Loss (gain) on asset disposal	(62)		(59)
Loss (gain) on other investments	(3,097)		(5,357)
Performance and deferred share units settled in cash	(2,118)		-
Net changes in non-cash working capital	(12,902)		1,114
Cash from (used in) operating activities	(401)		21,733

Investing activities
Proceeds on disposal of property, plant and equipment	-		34
Mineral properties, plant and equipment	(20,717)		(12,997)
Purchase of other investments	-		(1,371)
Redemption of (investment in) non-current deposits	68		2
Cash used in investing activities	(20,649)		(14,332)

Financing activities
Repayment of loans payable	(1,574)		(1,083)
Repayment of lease liabilities	(63)		(52)
Interest paid	(239)		(177)
Public equity offerings	-		46,001
Exercise of options	1,812		130
Proceeds from loans receivable	100		-
Share issuance costs	-		(2,797)
Performance and deferred share units witholding tax settlement	(294)		(1,897)
Cash from (used in) financing activities	(258)		40,125

Effect of exchange rate change on cash and cash equivalents	(433)		185

Increase (decrease) in cash and cash equivalents	(21,308)		47,526
Cash and cash equivalents, beginning of the period	83,391		103,303
Cash and cash equivalents, end of the period	$61,650		$151,014